06050550

UNITEDSTATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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....NUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 28 2006 WASH., D.C. 209 SECTION

SEC FILE NUMBER
8- 052139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: York Stockbrokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 5th Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Taylor 212-453-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman, Koenigsberg & Parker, LLP
(Name – *if individual, state last, first, middle name*)

888 7th Avenue, 35th Floor (Address) New York (City) NY (State) 10106 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of York Stockbrokers, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BURDETTE HESS
Notary Public, State of New York
No. 01HE6011560
Qualified in Kings County
Commission Expires August 10, 2010

Signature

Managing Director
Title

Burdette Hess
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Years Ended June 30, 2006 and 2005

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the accompanying statements of financial condition of York Stockbrokers, Inc. as of June 30, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of York Stockbrokers, Inc. as of June 30, 2006 and 2005 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page eleven is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

July 12, 2006

YORK STOCKBROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2006 and 2005

	2006	2005
Assets		
Current		
Cash and cash equivalents	$ 525,953	$ 283,077
Due from brokers	14,411	945
Commissions receivable	1,238	1,715
Accounts receivable	16,895	139,680
Total current assets	558,497	425,417
Fixed assets, net of accumulated depreciation of $255,322 and $194,142, respectively	236,893	302,434
Marketable securities	29,875	18,860
Clearing deposit	25,000	25,000
Security deposits	57,500	
Total assets	$ 907,765	$ 771,711
Liabilities		
Current		
Accounts payable and accrued expenses	$ 47,414	$ 49,774
Deferred income		50,000
Deferred rent	20,674	27,035
Taxes payable	3,359	1,584
Total liabilities	71,447	128,393
Stockholders' equity		
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	1,064,000	964,000
Accumulated deficit	(228,682)	(321,682)
Total stockholders' equity	836,318	643,318
Total liabilities and stockholders' equity	$ 907,765	$ 771,711

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2006 and 2005

	2006	2005
Revenue		
Commission income	$ 1,091,162	$ 696,795
License fees	33,000	36,000
Consulting income	75,261	14,000
Service fee income	125,000	154,459
Interest and dividend income	6,452	4,097
Unrealized gain on marketable securities	11,065	12,560
Total revenue	1,341,940	917,911
Expenses		
Salaries and related taxes	633,047	380,652
General and administrative	278,912	301,579
Professional fees	85,529	127,849
Equipment leasing	63,311	55,023
Depreciation and amortization	61,180	55,662
Insurance	44,409	39,365
Commission expense	41,500	16,280
Clearing and floor brokerage fees	23,344	27,130
Charitable contributions	5,780	1,500
Travel and entertainment	4,969	5,704
Corporate taxes	3,769	2,264
Regulatory fees	3,190	3,940
Bad debt expense		3,000
Total expenses	1,248,940	1,019,948
Net income (loss)	$ 93,000	$ (102,037)

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2006 and 2005

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2004	1,000	1,000	689,000	(219,645)	470,355
Contribution of capital			275,000		275,000
Net loss				(102,037)	(102,037)
Balance, June 30, 2005	1,000	$ 1,000	$ 964,000	$ (321,682)	$ 643,318
Contribution of capital			100,000		100,000
Net income				93,000	93,000
Balance, June 30, 2006	1,000	$ 1,000	$1,064,000	$ (228,682)	$ 836,318

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 93,000	$ (102,037)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	61,180	55,662
(Increase) decrease in:		
Due from brokers	(13,466)	5,104
Commissions receivable	477	6,156
Accounts receivable	122,785	(104,641)
Marketable securities	(11,015)	(12,560)
Security deposits	(57,500)	
Increase (decrease) in		
Deferred income	(50,000)	50,000
Accounts payable and accrued expenses	(2,360)	(13,253)
Deferred rent	(6,361)	26,246
Taxes payable	1,775	439
Net cash provided by (used in) operating activities	138,515	(88,884)
Cash flows from investing activities:		
Purchases of fixed assets	(2,859)	(127,113)
Disposition of fixed assets	7,220	50,000
Net cash provided by (used in) investing activities	4,361	(77,113)
Cash flows from financing activities:		
Capital contributions	100,000	275,000
Net cash provided by financing activities	100,000	275,000
Net increase in cash	242,876	109,003
Cash and cash equivalents, beginning of year	283,077	174,074
Cash and cash equivalents, end of year	$ 525,953	$ 283,077
Supplemental disclosure:		
Cash paid during the year for:		
Taxes	$ 1,994	$ 1,825

The accompanying notes are an integral part of these financial statements.

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also effects, on behalf of clients, transactions in commodity futures, commodities, commodity options, and foreign exchange.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2006 and 2005 consist of the following:

	2006	2005
Leasehold improvements	$ 415,567	$ 422,787
Computer equipment	35,408	34,050
Computer software	9,149	8,499
Furniture and fixtures	30,740	30,740
Equipment	851	
Non-depreciable assets	500	500
	492,215	496,576
Less: accumulated depreciation	(255,322)	(194,142)
	$ 236,893	$ 302,434

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified in order to conform with the 2006 presentation.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. Commissions Receivable

The receivables represent commissions earned but not yet received as of June 30, 2006 and 2005.

5. License Fees

License fees represent income earned from separate companies under license agreements, whereby YSI grants the licenses the right to use the Company's desk space. This space shall be used by the licensees solely for administrative office purposes relating to their businesses. The Company charges the licensees a monthly fee ranging from $750 to $2,000.

6. Marketable Securities

Marketable securities, which consist entirely of NASDAQ Stock Market, Inc. equity securities, are carried at their fair market value at June 30, 2006.

7. Clearing Deposit

The clearing deposit consists of money deposited into a capital account with the Company's clearing firm, Pershing, a Bank of New York Securities Group Company. As of June 30, 2006 and 2005, the balance is $25,000.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2006 the company had net capital of $520,545, which was $420,545 in excess of SEC required net capital of $100,000. As of June 30, 2005 the Company had net capital of $196,660, which was $188,101 in excess of SEC required net capital of $8,559.

9. Commitments and Contingencies

The Company rents office space in which the underlying lease provides for rent escalations. As required by SFAS No. 13, "Accounting for Leases," the Company amortizes its rent expense on a straight-line basis over the life of the related lease. In October 2005 the Company signed an amendment to the original lease. Minimum lease obligations under the amended lease at June 30, 2006 are approximately, as follows, for the years ended June 30:

2007	127,224
2008	127,224
2009	31,806
	$ 286,254

10. Related Party Transactions

The Company received $24,000 in license fees in 2006 from York R.E., Inc., an affiliate. The fees are included in License fees on the statement of operations. The Company also received $60,000 from YAM Ltd, an affiliate. These fees are included in consulting fees on the statement of operations. In addition, the Company paid York R.E., Inc. $1,245 for storage in 2006 and $1,200 in 2005. The storage fees are included with general and administrative expenses on the statement of operations.

Management represents that all transactions with affiliates are made at arms-length.

11. Income Taxes

At June 30, 2006 and 2005, the Company had federal and state net operating loss carryforwards of approximately $81,000 and $207,000, respectively. The net operating losses will expire in the various years through June 30, 2024.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company has a net deferred tax asset at June 30, 2006 of $14,196. The temporary differences that give rise to the deferred tax asset are net operating losses and the book to the tax differences for depreciation. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits in future periods.

12. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2006

Stockholders' equity	$ 836,318
Less: nonallowable assets:	
Fixed assets, net	236,893
Accounts receivable	16,895
Security deposits	57,500
Total nonallowable assets	311,288
Net capital before haircut on securities positions	525,030
Haircut	4,485
Net capital	520,545
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $100,000)	100,000
Capital in excess of minimum requirement	$ 420,545
Aggregate indebtedness	$ 71,447
Ratio of aggregate indebtedness to net capital.	.14:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of June 30, 2006.

The accompanying notes are an integral part of these financial statements.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure

Board of Directors
York Stockbrokers, Inc.

In planning and performing our audit of the financial statements of York Stockbrokers, Inc. (the "Company") for the year ended June 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention indicating such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraphs.

Independent Auditors' Report on Internal Control Structure (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of York Stockbrokers, Inc. to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Spielman Koenigsberg & Parker LLP

July 12, 2006